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Exhibit 14.1

Corporate Code of Ethics

Dear Herbalife Employee:

        One of our Company's most valuable assets is its reputation. As Chief Executive Officer, I have promised to lead the Company with honor and the highest level of integrity and to strive to uphold the ethics and integrity of our employees and Distributors. Maintaining this reputation is one of our most important jobs.

        Our Corporate Code of Ethics requires us to conduct our business consistent with our values and in accordance with applicable laws. It requires that we be responsive to the concerns of the communities in which we operate and exercise the highest degree of honesty and integrity in our dealings with others.

        These guidelines are intended to help each of us understand our responsibilities and make the right choices. They are also meant to stimulate awareness of ethical issues that we may encounter in our daily business activities. Doing the right thing begins with basic honesty and integrity. More than ever, it also depends on our good judgment and sensitivity to the way others see us and how they may interpret our actions.

        Each of us is responsible for Herbalife's reputation. I am confident that you will join me in maintaining the honesty and integrity in our business activity that has made Herbalife not only an industry leader, but also a place where we can be proud to work.

Sincerely,
/s/ MICHAEL O. JOHNSON
Michael O. Johnson Chief Executive Officer

        The shareholders of Herbalife International, Inc. ("Herbalife" or the "Company") require that the Company, its affiliates and subsidiaries, directors, officers, employees and representatives operate at the highest ethical standards and conduct business with the utmost integrity.

        Accordingly, the Board of Directors of Herbalife International, Inc. has formalized the company's core principles and values into the following Code of Ethics.

        This Code of Ethics governs the conduct of Company directors, officers, employees and representatives and provides guidelines for resolving certain issues that may arise during the course of conducting the Company's business.

        The Code of Ethics covers the following topics:

I.
Personal conduct required of Company directors, officers, employees and representatives

II.
Protection of company assets

III.
Conduct of business

IV.
Conflicts of interest

V.
Insider trading

VI.
Public service and political life

        If a situation were to arise that is not specifically covered in this Code of Ethics, or should you have a question about how to interpret or apply the Code of Ethics—or any procedures published by the Company—you should consult your manager, the Human Resource or Legal Departments or the Company's Internal Audit Department for clarification. A violation of the Code of Ethics can result in disciplinary action, including dismissal.

I.    PERSONAL CONDUCT REQUIRED OF COMPANY DIRECTORS, OFFICERS, EMPLOYEES AND REPRESENTATIVES

  A.    REPORTING UNETHICAL SITUATIONS

        If you know of or suspect any unlawful or unethical situation, you must immediately report whatever you know to your manager or the Corporate Legal Department. Your report can be anonymous or you can provide contact information. All such reports will be treated in a strictly confidential manner. The company will not tolerate threats of retaliation against you for making such a report.

        An unlawful or unethical situation may be reported in any of the following ways:

  1.
  Call the Legal Department.

  2.
  E-Mail: codeofethics@herbalife.com

  3.
  Letter: Directly to the Company's General Counsel in Century City.

        The appropriate company representative will promptly investigate your report and you will be informed of the investigation's results, if you have provided contact information.

  B.    PERSONAL CONDUCT

        The Company's reputation for integrity and business ethics can never be taken for granted. To maintain that reputation, you must personally operate with the highest ethical standard and always exercise good judgment in your business decisions and actions.

  C.    WORK ENVIRONMENT

        The Company is committed to maintaining a healthy, safe and productive work environment free from discrimination or harassment based on race, color, religion, gender, sexual orientation, age, national origin, disability, or other factors that are unrelated to Company's business interests.

        The Company will not tolerate sexual advances, actions or comments, or racial or religious slurs, jokes or any other comments or conduct in the workplace that create, encourage or permit an offensive, intimidating or inappropriate work environment.

  D.    EMPLOYEE PRIVACY

        The Company collects and retains personal information relating to your employment, including medical and benefit information. Access to such information is restricted to certain people authorized to know on a need basis. Individuals who have access to such personal information must ensure that the information is not disclosed in violation of the Company's policies or practices.

II.    PROTECTION OF COMPANY ASSETS

        You are personally responsible for protecting the Company's property entrusted to you and for helping to protect the Company's assets in general.

        Herbalife's assets include: physical assets, such as equipment, systems, facilities, corporate charge cards and supplies, information and communication systems (see the Electronic Information Security Policy) and proprietary information including databases, copyrights, patents, and other intellectual property and legal rights.

  A.    PROPRIETARY INFORMATION

        When you joined the Company, you signed an agreement under which you, as an employee of the Company, assumed specific obligations relating to intellectual property as well as the treatment of confidential and proprietary information. Among other things in the agreement, you assigned to the Company all of your right, title, and interest in intellectual property you develop when you are employed in certain capacities, such as a managerial, technical, product planning, programming, scientific or other professional capacity.

        If you leave the Company for any reason, including retirement, you must return all Company property, including documents and media containing the Company's proprietary information, and you may not disclose or use the Company's proprietary information in any way. Also, the Company's ownership of any intellectual property that you created while you were a company employee continues after you leave the Company.

  B.    DISCLOSURE

        You must protect the Company's proprietary information from unauthorized disclosure or distribution, and only use such information in connection with the Company's business.

        These obligations apply whether or not you developed the information yourself, and it applies by law in virtually all countries where the Company does business.

  C.    PUBLICITY AND MEDIA CONTACT

        Newspapers, TV and radio reporters, consultants, securities analysts, competitors and governmental organizations monitor the Company's business activities closely.

        You should not initiate contact with these individuals or respond to their inquiries without authorization. If you are approached for information or asked questions by these types of individuals, please decline to comment and report their name and contact information to your manager, the Public Relations Department or the Legal Department.

  D.    RECORDING AND REPORTING INFORMATION

        You must record and report all Company business related information accurately and honestly. Every employee deals with business information of some kind and submits it to the Company for recording purposes. For example: a formulator fills out a product test report; a marketing representative reports orders; an accountant records revenues and costs, and a specialist prepares a research report. Each employee must accurately and honestly complete business related reports.

        Under various laws, the Company is required to maintain books and records accounting for the Company's transactions. It is mandatory that these books and records be accurate and includes all pertinent information on a timely and understandable basis.

        Dishonest reporting and failure to disclose material contents of a transaction on a timely basis is strictly prohibited. An individual cannot knowingly report information that is inaccurate or organize it in a way intended to mislead or misinform those who receive it.

        Employees must ensure that they do not make false or misleading statements in external financial reports, SEC filings and submissions, environmental monitoring reports, other documents submitted to or maintained for government agencies, or other public communications. Dishonest reporting can lead to civil or criminal liability including significant monetary fines and possible jail sentences for you and the Company.

III.    CONDUCT OF BUSINESS

        You must always be ethical and lawful in all of your business dealings whether you are selling, buying or representing the Company in any capacity. No matter what type of organization you are dealing with or what its relationship is to the Company, you must always observe the following general standards.

  A.    WORKING WITH SUPPLIERS

        In deciding among competing suppliers, you must weigh the relevant facts and decision points to impartially determine the best supplier. You must do so whether you are in a purchasing job, a local office or any other part of the business—and whether you are buying millions of parts or just a few, or contracting for a small repair job or any other service.

        You should not tell a prospective supplier that your decision to buy its goods or services is conditioned on the supplier's agreement to buy the Company's products or services.

  B.    AVOIDING FALSE AND MISLEADING STATEMENTS ABOUT COMPETITORS

        It is the Company's policy to sell products and services on their merits. False or misleading statements and innuendoes about competitors, their products or their services are improper and will not be tolerated.

        You must be sure that all Company product comparisons to competitors and their products and services are substantiated, and that the comparisons are complete, accurate and not misleading if they are made. Certain countries prohibit comparative advertising. Before advertising, please discuss guidelines with your local legal representative.

  C.    ACQUIRING AND USING INFORMATION ABOUT COMPETITORS

        In the normal course of business, it is not unusual to acquire information about many other organizations, including competitors. Doing so is a normal business activity and is not unethical in and of itself. In fact, the Company properly gathers this kind of information for such purposes as extending credit and evaluating suppliers. The Company also collects information on competitors from a variety of legitimate sources to evaluate the relative merits of its own products, services, and marketing methods. This activity is proper and necessary in a competitive system.

        No one should use improper or illegal means to acquire a competitor's trade secrets or other confidential information.

  D.    PROTECTING THE ASSETS OF BUSINESS PARTNERS

        Organizations and individuals the Company deals with have intellectual property, including confidential information, they want to protect. They are sometimes willing to disclose and allow others to use their proprietary information for a particular purpose. If you receive another party's proprietary information, you must proceed with caution to prevent any accusations that the Company misappropriated or misused the information.

        Once another party's confidential or restricted information is properly in your hands, you must not use, copy, distribute or disclose that information unless you do so in accordance with the terms of the agreement with that party.

        Special care should be taken in acquiring software from others. As intellectual property, software is protected by copyright, and may also be protected by patent or trade secret laws. The terms and conditions of any license agreement—such as provisions not to copy or distribute programs—must also be strictly followed. If you acquire software for your personally owned equipment, you should not copy any part of such software in any development work you do for the Company, place such software on any Company-owned computer system, or generally bring such software onto the Company's premises. This includes any copies of software, which reside on any electronic online bulletin boards or databases.

        Herbalife and many companies have trademarks—words, names, symbols or devices—that are used to identify and distinguish their products. It is important that you properly acknowledge and use Herbalife's trademarks and the trademarks of other companies in all countries around the world.

  E.    BRIBES, GIFTS AND ENTERTAINMENT

        Gifts offered by employees of different companies vary. They can range from widely distributed advertising novelties of nominal value, which you may give or accept, to bribes, which you unquestionably may not give or accept. Gifts include not only material goods, but also services, promotional premiums and discounts.

        With prior management approval, you may give or accept customary business amenities, such as meals and entertainment, provided the expenses involved are kept at a reasonable level and are not prohibited by law or customary business practice.

        If you are offered a gift which has more than a nominal value, or which is not customarily offered to others, or money, or if either arrives at your home or office, tell your manager immediately. Appropriate arrangements will be made to return or dispose of what has been received, and the supplier or distributor will be reminded of this policy.

  F.    WORKING WITH GOVERNMENTS

        There are specific laws that need to be considered when working with government employees and those who act on a government's behalf. Acceptable practices in the commercial business environment such as providing education, transportation, meals, entertainment or other items of value may be considered entirely unacceptable, and may even violate certain federal, state, local or foreign laws and regulations when dealing with government personnel. Therefore, you must be aware of, and adhere to, the relevant laws and regulations governing relations between government employees and distributors and suppliers in every country where you conduct business.

        You must not give money or a gift to an official or an employee of a governmental entity if doing so could be reasonably construed as having any connection with the Company's business relationship.

        Furthermore, certain legal or ethical restrictions may exist with respect to the hiring by the Company of current or former employees of the government or their family members. You should consult with your management, Human Resource Department or Legal Department before any attempts, even preliminary discussions, are made to hire any such persons.

  G.    FOREIGN CORRUPT PRACTICES ACT

        Under U.S. law, the Foreign Corrupt Practices Act (FCPA) makes it a crime to pay money or to give anything of value to a foreign official to assist the Company or another to obtain or retain business with the government. The law applies whether the improper payment or gift is made directly by a Company or indirectly through someone acting for the Company.

        Each subsidiary, branch and overseas office of the Company is responsible for compliance with the FCPA. If any questions exist as to the propriety of any proposed transaction the matter should be referred to your Legal Department prior to entering into the transaction.

  H.    OBEYING LAWS

        The Company's policy is to comply with all laws and regulations that apply to its business. As you conduct Company business, you may encounter a variety of legal issues, particularly in the areas described below. If you have questions on specific laws or regulations, contact your Legal Department. Particular care should be taken in the following areas:

  •
  Laws governing competition exist in most of the industrialized countries in which the Company does business. The purpose of competition laws, which also may be known as antitrust, monopoly, fair trade or cartel laws, is to prevent interference with the functioning of a competitive market system. While the purpose of such laws is primarily economic, their effect is often seen as going beyond consumer welfare to protecting other values of society, including individual freedoms.

  •
  Exporting and importing products between two countries are subject to each country's customs laws. Marketing, manufacturing, labeling and costing of products can impact the smooth delivery of product to market. Care must be taken to meet all legal requirements.

  •
  As an employee, you have a responsibility to protect the environment. If you become aware of any violation of an environmental law or any action that may appear to conceal such a violation, you should immediately report the matter to your Human Resource or Legal Departments.

  •
  Any contact with government personnel for the purpose of influencing legislation or rule making, including such activity in connection with marketing or procurement matters, is considered lobbying. Some laws also define lobbying even more broadly to include normal marketing activities. If you participate in these activities you are responsible for knowing and adhering to all the relevant lobbying laws and associated gift laws, if applicable, and for compliance with all reporting requirements. If you have any questions concerning lobbying, please contact your local Legal Department.

IV.    CONFLICTS OF INTEREST

        Of all corporate activities involving employee conduct, among the most important involves avoiding potential conflicts of interest. A conflict of interest arises when an employee's judgment in acting on the Company's behalf is, or appears to be, influenced by an actual or potential personal benefit from an investment, business interest, or some other association or relationship. Conflicts occur most often in cases where you or a member of your household or your immediate family (spouse, child, parent or sibling) obtains some personal benefit at the expense of the Company's best interests. In general, you will be regarded as having an interest in any property owned, or any transactions entered into, by members of your household or your immediate family.

        Annually, employees at the levels of Managers and above will be required to complete a disclosure statement setting forth any financial interests, business or other relationships that might present a conflict of interest. In addition, you must provide full and immediate disclosure of any interest that you may have at the time of hire or during employment, which creates, or appears to create, a possible conflict of interest.

        It is generally anticipated that most activities disclosed will not raise material conflict of interest questions. The disclosure requirement is merely recognition of the fact that very few substantial questions of conflict of interest can exist where there is full knowledge by the Company of all the facts. In the few instances where such a question might exist after full disclosure, corrective steps generally can be taken to avoid potential problems without interfering with the outside interests of the employee. With respect to any disclosure of information furnished by an employee in accordance with this Code of Ethics, the Company will endeavor to protect such information and handle it on a strictly confidential basis.

        Each individual's situation is different, and in evaluating your own, you will have to consider many factors. The most common types of conflicts are addressed here to help you make informed decisions.

  •
  You may not, without the Company's consent, work for a competitor in any capacity, such as an employee, a consultant or as a member of its board of directors.

  •
  Employees should be careful to avoid activities during their personal time that conflict with the Company's business interests. The type of activities that could create conflicts varies significantly. It is unlikely that you will find definitive answers to many of your questions regarding the boundaries of acceptable activity in published guidelines. It is your responsibility to consult with your management or Legal Department to determine whether your planned activity will compete with any of the Company's actual or potential businesses.

  •
  Unless approved in advance by management and the Legal Department, you may not be a supplier to the Company, represent a supplier to the Company, work for a supplier to the Company or be a member of its board of directors while you are an employee of the Company.

    In addition, you may not accept money or benefits of any kind for any advice or services you may provide to a supplier in connection with its business with the Company.

  •
  You may not perform non-Company work or solicit such business on the Company's premises or while working on Company time, including time you are given with pay to handle personal matters. Also, you are not permitted to use Company assets, including equipment, telephones, faxes, materials, resources or proprietary information for any outside work.

  •
  You or members of your family should not have a financial interest in any organization with which the Company does business or competes if such an interest would result in or would appear to result in a conflict of interest with the Company. This limitation applies to suppliers who are privately owned or publicly traded companies. If you have questions about your financial interest in a supplier, contact your Human Resource or Legal Departments.

  •
  You must not grant preferential treatment to close relatives or friends within the Company in conflict with the Company's best interests. For example, no employee should supervise or be supervised by, or work in the same department on the same shift as, a member of his or her immediate family. Also, no employee or his or her spouse may be an Herbalife distributor.

V.    INSIDER TRADING

        In the course of your employment with the Company, you may become aware of information about the Company or other companies that has not been made public. The use of such non-public or "inside" information about these companies for your financial benefit is not only unethical, but also may be a violation of law. U.S. law makes it unlawful for any person who has non-public information about a company to trade stock, bonds or other securities of the company or to disclose such information to others who may trade. The laws governing insider trading focus on public companies, however, the guidelines for ethical behavior are equally applicable to private companies, particularly those with public debt. Violation of such laws may result in civil and criminal penalties, including fines and jail sentences. These prohibitions also apply outside the U.S.

        Material inside information is information which is not available to the general public, and which could influence a reasonable investor to buy, sell or hold stock or securities. While it is not possible to identify in advance all information that could be viewed as material inside information, some examples might include non-public information about: the Company's financial performance, including earnings and dividend actions; acquisitions or other business combinations; divestitures; major new product announcements; significant advances in research; and, other significant activities affecting the Company. If you have any doubt about what you can or cannot do in this area, you should consult with your Legal Department.

VI.    PUBLIC SERVICE AND POLITICAL LIFE

        The Company encourages employees to be active in the civic life of their communities. However, such service may, at times, place you in a situation that poses a conflict of interest with the Company. As a board or committee member of a civic organization, you may, for example, be confronted with a decision involving the Company. It might be a decision to purchase Company products, equipment or services; or it might be a decision by a board of tax assessors or a zoning board that affects Company property. In such circumstances, your interest in the Company and your obligation to the civic organization might pull you in opposite directions. The law may require you to abstain, depending on your position with the Company and whether you stand to gain personally from the decision. On the other hand, there may be circumstances in which the law does not permit you to abstain. While you are in the best position to make the decision and bear the responsibility for the decision, before making your decision, you should get advice from the civic organization's lawyer and the Company's Legal Department.

        You must not make any political contribution as a representative of the Company. You may not request reimbursement for political contributions from the Company, nor will the Company reimburse you for any personal contributions you make. In addition, you should recognize that your work time or use of Company assets is the equivalent of such a contribution.

        When you speak out on public issues, make sure that you do so as an individual. Do not give the appearance that you are speaking or acting on the Company's behalf.

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